UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

 EXPLANATORY NOTE

On July 25, 2019, Medigus Ltd., or the Company, held an Annual General Meeting of Shareholders, or the Meeting at the offices of Meitar Liquornik Geva Leshem Tal Law Offices at 16 Abba Hillel Silver Rd., Ramat Gan, Israel. At the Meeting, shareholders voted on the proposals detailed in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on June 20, 2019. At the Meeting, the proposals to re-elect each of Prof. Benad Goldwasser, Mr. Eliyahu Yoresh, Mr. Eli Cohen and Mr. Ronen Rosenbloom and to election of Ms. Kineret Tzedef, to serve as a director of the Company to hold office until his or her term expires in accordance with his or her class, to approve the amendments to the compensation policy for the Company’s executive officers and directors, to approve the insurance policy for the Company’s executive officers and directors, to approve the compensation terms for the chairman of the Company’s board of directors, Prof. Benad Goldwasser as the chairman of the Company’s subsidiary, ScoutCam Ltd., to approve the compensation terms of the Company’s new chief executive officer, Mr. Liron Carmel, to approve the amendments to the Articles of Association of the Company, and to approve and ratify the re-appointment of Kesselman& Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2019, and its service until the annual general meeting of shareholders to be held in 2020, were all approved by the requisite vote of the Company’s shareholders.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-213280) and Form S-8 (Registration Nos. 333-221019, 333-206803 and 333-229429).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: July 25, 2019	By:	/S/ Tatiana Yosef
Tatiana Yosef
Chief Financial Officer

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